Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

INSIDE INFORMATION

ANNOUNCEMENT REGARDING THE ESTABLISHMENT OF CHINA OIL & GAS PIPELINE NETWORK CORPORATION

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

PetroChina Company Limited (the “Company”, together with its subsidiaries, collectively the “Group”) notes that China Oil & Gas Pipeline Network Corporation (“PipeChina”) was established on 9 December 2019.

The Company further notes that there are media reports relating to possible injection of the Group’s certain pipeline assets into PipeChina (the “Possible Asset Injection”). The Company hereby announces that the Company is in preliminary discussion with PipeChina regarding the Possible Asset Injection. As at the date of this announcement, the discussion is still at a preliminary stage and no agreement has been reached by the parties on the Possible Asset Injection.

The Possible Asset Injection, if proceeded, will be conducted in compliance with the applicable legal and regulatory requirements (including but not limited to the Listing Rules), and the Company will continue to adhere to the principles of fairness, equality and marketization in order to serve the interests of the shareholders of the Company as a whole. The Company will make further announcement as and when appropriate in compliance with applicable legal and regulatory requirements when a legally binding agreement is signed or there is any material update in relation to the Possible Asset Injection.

The Possible Asset Injection may, or may not, proceed. Shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

10 December 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.